# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RRE VENTURES ACQUISITION CORP., CIK 0002123969
CUSIP: G770AL103
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 5355 Town Center Road, Boca Raton, Florida (FL), 33486
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002123968

## Reporting persons
- RRE Sponsor, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 5,585,333; shared voting power 0; sole dispositive power 5,585,333; shared dispositive power 0; aggregate amount beneficially owned 5,585,333 (18.3% of the class)
  Comment: Limited Liability Company

## Item 1. Issuer
Name of issuer: RRE VENTURES ACQUISITION CORP.
Address of issuer's principal executive offices: 5355 Town Center Road, Boca Raton, Florida 33486

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of RRE Sponsor, LLC ( the "Reporting Person").
Address of principal business office or, if none, residence: The principal business office address of the Reporting Person is c/o RRE Ventures Acquisition Corp., 5355 Town Center Road, Boca Raton, FL 33486.
Citizenship: The Reporting Person is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Reporting Person is the beneficial owner of 5,585,333 Class A Ordinary Shares underlying Class B Ordinary Shares, par value $0.0001 per share (the "Class B Ordinary Shares"). The ownership information presented herein represents beneficial ownership of Class A Ordinary Shares of the Issuer as of June 30, 2026, based upon 25,000,000 Class A Ordinary Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 22, 2026. The ownership information also assumes the respective conversion of the Class B Ordinary Shares of the Issuer into shares of Class A Ordinary Shares on a one-to-one basis.

The Reporting Person is controlled by a board of managers, consisting of Philip Kassin, Jeffrey Douglas Epstein, and Stuart Ellman. Each manager has one vote, and the approval of each manager is required to approve an action of such entity. As a result, no member has the ability to direct the voting or disposition of the shares held by the Reporting Person, and each member of the board of managers disclaims beneficial ownership of such securities.
Percent of class: 18.3
Sole power to vote or to direct the vote: 5,585,333
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,585,333
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- RRE Sponsor, LLC: /s/ Philip Kassin, Philip Kassin, Manager (08/12/2026)